                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT

     [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


     [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)



                  FOR THE PLAN YEAR ENDED DECEMBER 31, 1997


                       NATURE'S SUNSHINE PRODUCTS, INC.
                         TAX DEFERRED RETIREMENT PLAN
                           (Full Title of the Plan)

                          COMMISSION FILE NO. 0-8707

                       NATURE'S SUNSHINE PRODUCTS, INC.
         (Name of Issuer of the Securities Held Pursuant to the Plan)

                              75 EAST 1700 SOUTH
                                P.O. BOX 19005
                            PROVO, UT  84605-9005
                   (Address of Principal Executive Office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


       Nature's Sunshine Products Tax Deferred Retirement Plan


Date:   July 15, 1998         By:  /s/ Douglas Faggioli, Chief Operating Officer
     -------------------         -----------------------------------------------

                                    CONSENT



We consent to the incorporation by reference in this annual report on Form 11-K for the year ended December 31, 1997, of our report dated June 26, 1998, appearing in the Registration Statement on Form S-8 (file No. 0-8707) of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan filed with the Securities and Exchange Commission pursuant to the Securities Act of 1993 which became effective May 22, 1995.


GRANT THORNTON LLP


Provo, Utah
July 13, 1998

                                C O N T E N T S


                                                               Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS               1

FINANCIAL STATEMENTS
  STATEMENTS OF NET ASSETS AVAILABLE FOR
     PLAN BENEFITS WITH FUND INFORMATION
     AS OF DECEMBER 31, 1997 AND 1996                            3
  STATEMENT OF CHANGES IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS WITH FUND
     INFORMATION FOR THE YEAR ENDED
     DECEMBER 31, 1997                                           4
  NOTES TO FINANCIAL STATEMENTS                                  5

SUPPLEMENTAL INFORMATION
  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES               10
  SCHEDULE OF REPORTABLE TRANSACTIONS                           11

                            REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS


Plan Administrator and Trustee
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan


We have audited the accompanying statements of net assets available for plan benefits with fund information of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan), as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits with fund information of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits with fund information for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Provo, Utah
June 26, 1998

                                 FINANCIAL STATEMENTS

         Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            WITH FUND INFORMATION

                           December 31, 1997 and 1996

                                                                    Participant directed
                                             -------------------------------------------------------------------------
                                                              Nature's                                      Fidelity
                                               Fidelity      Sunshine                      Merrill         Advisor
                                             Investments  Products, Inc.      Bond         Lynch RP         Growth
                                               Magellan       Common         Fund of        Trust       Opportunities
 December 31, 1997                               Fund          Stock         America         Fund            Fund
                                             -----------  --------------     --------     ----------    --------------
Assets
  Cash                                       $    9,124     $   21,989       $  1,793     $    3,097     $    8,326
  Investments, at fair value                  2,672,338      4,524,429        677,170      1,012,746      2,282,215
  Contributions receivable
    Participant                                   3,679          9,375            716            796          3,419
    Employer                                      2,488          6,337            484            537          2,313
                                             ----------     ----------       --------     ----------     ----------

      Total assets                            2,687,629      4,562,130        680,163      1,017,176      2,296,273

Liabilities - payables                            8,966         20,878          1,762          2,519          8,182
                                             ----------     ----------       --------     ----------     ----------

Net assets available for plan benefits       $2,678,663     $4,541,252       $678,401     $1,014,657     $2,288,091
                                             ----------     ----------       --------     ----------     ----------
                                             ----------     ----------       --------     ----------     ----------

December 31, 1996

Assets
  Cash                                       $   17,899     $   64,729       $  2,290     $    6,619      $  14,425
  Investments, at fair value                  2,298,220      3,191,832        560,992        738,952      1,452,796
  Contributions receivable
    Participant                                   1,743          5,207            606            522          1,872
    Employer                                      1,308          3,771            437            371          1,395
                                             ----------     ----------       --------     ----------     ----------

      Total assets                            2,319,170      3,265,539        564,325        746,464      1,470,488

Liabilities - payables                           11,612         41,913          1,486          3,733          9,358
                                             ----------     ----------       --------     ----------     ----------

Net assets available for plan benefits       $2,307,558     $3,223,626     $  562,839     $  742,731     $1,461,130
                                             ----------     ----------       --------     ----------     ----------
                                             ----------     ----------       --------     ----------     ----------

        The accompanying notes are an integral part of these statements.

                                                                 Nonparticipant
                                                                    directed
         -----------------------------------------------------   --------------
          Merrill
           Lynch                                                    Nature's
           Global        Mutual        Wasatch                      Sunshine
         Allocation      Beacon         Growth          PBHG     Products, Inc.
            Fund          Fund          Fund            Fund      Common Stock      Total
         ----------     --------       --------      ---------   --------------  ------------

         $  1,453       $  4,119       $  3,454       $  4,420    $        -     $    57,775
          130,304        406,213        278,488        379,335     12,335,791     24,699,029

              655          1,800          1,263          1,808             -          23,511
              443          1,216            855          1,224             -          15,897
         --------       --------       --------       --------    -----------    -----------

          132,855        413,348        284,060        386,787     12,335,791    24 ,796,212

            1,428          4,048          3,394          4,343             -          55,520
         --------       --------       --------       --------    -----------    -----------

         $131,427       $409,300       $280,666       $382,444    $12,335,791    $24,740,692
         --------       --------       --------       --------    -----------    -----------
         --------       --------       --------       --------    -----------    -----------




         $  5,325       $  2,927       $  5,336       $  9,954    $        -     $   129,504
           44,002         57,152         72,713        196,776      9,543,384     18,156,819

              135            101            187            409             -          10,782
              114             92            151            325             -           7,964
         --------       --------       --------       --------    -----------    -----------

           49,576         60,272         78,387        207,464      9,543,384     18,305,069

            3,455          1,899          3,462          6,457            -           83,375
         --------       --------       --------       --------    -----------    -----------

         $ 46,121       $ 58,373       $ 74,925       $201,007     $9,543,384    $18,221,694
         --------       --------       --------       --------    -----------    -----------
         --------       --------       --------       --------    -----------    -----------

        Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS WITH FUND INFORMATION

                          Year ended December 31, 1997

                                                                              Participant directed
                                                       ------------------------------------------------------------------------
                                                                       Nature's                                     Fidelity
                                                        Fidelity       Sunshine                      Merrill        Advisor
                                                       Investments  Products, Inc.     Bond         Lynch RP         Growth
                                                        Magellan        Common        Fund of         Trust      Opportunities
                                                          Fund           Stock        America         Fund            Fund
                                                       -----------  --------------    -------       ---------    -------------
Additions to net assets attributed to

  Interest income                                      $    1,043    $        -       $    205     $    1,192     $      951
  Dividend income                                         180,097        24,295         44,981         55,275        149,229
  Net appreciation (depreciation)
    in fair value of investments                          420,049     1,432,614        (11,450)           -          345,449
  Contributions
    Participant salary deferrals                           87,961       329,222         41,699         30,955        103,753
    Employer                                               56,627       229,960         26,441         21,053         68,841
                                                       ----------    ----------       --------     ----------     ----------

      Total additions                                     745,777     2,016,091        101,876        108,475        668,223

Net interfund transfers                                  (222,467)     (469,606)        48,745        719,092        313,557

Deductions from net assets
  attributed to
  Benefits paid to participants                           152,170       228,824         35,024        555,606        154,784
  Other                                                        35            35             35             35             35
                                                       ----------    ----------       --------     ----------     ----------

    Total deductions                                      152,205       228,859         35,059        555,641        154,819
                                                       ----------    ----------       --------     ----------     ----------

    Net additions                                         371,105     1,317,626        115,562        271,926        826,961

Net assets available for plan benefits
  at beginning of year                                  2,307,558     3,223,626        562,839        742,731      1,461,130
                                                       ----------    ----------       --------     ----------     ----------

Net assets available for plan benefits
  at end of year                                       $2,678,663    $4,541,252       $678,401     $1,014,657     $2,288,091
                                                       ----------    ----------       --------     ----------     ----------
                                                       ----------    ----------       --------     ----------     ----------

         The accompanying notes are an integral part of this statement.

                                                                    Nonparticipant
                                                                       directed
           -------------------------------------------------------  --------------
            Merrill
             Lynch                                                     Nature's
             Global         Mutual        Wasatch                      Sunshine
           Allocation       Beacon        Growth           PBHG       Products, Inc.    1997            1996
              Fund           Fund          Fund            Fund       Common Stock      Total           Total
           ----------      --------       -------        --------    ---------------  -----------    -----------
                                                                                                     (memorandum
                                                                                                        only)
            $    166       $    471       $    395       $    505    $         -      $     4,928    $    37,975
              14,922         34,435         20,793              -         66,241          590,268        583,913

              (9,214)         2,952         16,602         (4,852)     3,906,003        6,098,153      1,088,392

              25,371         47,633         37,408         70,654              -          774,656        727,161
              20,027         34,491         25,396         40,901              -          523,737        476,298
            --------       --------       --------       --------    -----------      -----------    -----------

              51,272        119,982        100,594        107,208      3,972,244        7,991,742      2,913,739

              40,167        272,844        109,327        127,074       (938,733)               -              -



               6,098         41,864          4,145         52,810        241,069        1,472,394      1,679,140
                  35             35             35             35             35              350            581
            --------       --------       --------       --------    -----------      -----------    -----------

               6,133         41,899          4,180         52,845        241,104        1,472,744      1,679,721
            --------       --------       --------       --------    -----------      -----------    -----------

              85,306        350,927        205,741        181,437      2,792,407        6,518,998      1,234,018


              46,121         58,373         74,925        201,007      9,543,384       18,221,694     16,987,676
            --------       --------       --------       --------    -----------      -----------    -----------


            $131,427       $409,300       $280,666       $382,444    $12,335,791      $24,740,692    $18,221,694
            --------       --------       --------       --------    -----------      -----------    -----------
            --------       --------       --------       --------    -----------      -----------    -----------

           Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                           NOTES TO FINANCIAL STATEMENTS

                             December 31, 1997 and 1996


NOTE A - DESCRIPTION OF PLAN

     The following description of the Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     Nature's Sunshine Products, Inc. (the Company) adopted the Plan effective October 13, 1986. The Plan is a defined contribution plan which was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan is subject to the Employee Retirement Income Security Act of 1974. Effective December 28, 1994, the Company amended and restated the Plan to comply with the Tax Reform Act of 1986.

     During 1997 and 1996, certain corporate officers served as trustees and plan administrator of the Plan's assets. Rocky Mountain Employee Benefits, Inc., is the third party administrator.

     ELIGIBILITY

     Employees who have completed six months of service are eligible to participate in the Plan. Each eligible employee is required to make an election in order to actively participate in the Plan.

     INVESTMENT OPTIONS

     The Plan currently provides nine separate participant-directed investment funds and one nonparticipant-directed investment fund as follows:

          PARTICIPANT-DIRECTED INVESTMENT FUNDS

               FIDELITY INVESTMENTS MAGELLAN FUND - Funds are invested in shares of various common stocks.

               NATURE'S SUNSHINE PRODUCTS, INC. COMMON STOCK - Funds are invested in shares of Nature's Sunshine Products, Inc. Common Stock (a party-in-interest) which is traded on the NASDAQ National Market System.

               BOND FUND OF AMERICA - Funds are invested in long-term bonds.

               MERRILL LYNCH RETIREMENT PRESERVATION TRUST FUND - Funds are invested in short-term debt securities such as Treasury Bills.

           Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                           NOTES TO FINANCIAL STATEMENTS

                             December 31, 1997 and 1996

NOTE A - DESCRIPTION OF PLAN - CONTINUED

          PARTICIPANT-DIRECTED  INVESTMENT FUNDS - CONTINUED

               FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - Funds are invested in shares of various common stocks.

               MERRILL LYNCH GLOBAL ALLOCATION FUND - Funds are invested in shares of various international common stocks.

               MUTUAL BEACON FUND - Funds are invested in shares of various common stocks.

               WASATCH GROWTH FUND - Funds are invested in shares of various common stocks.

               PBHG FUND - Funds are invested in shares of various common stocks.

          NONPARTICIPANT-DIRECTED INVESTMENT FUNDS

               NATURE'S SUNSHINE PRODUCTS, INC. COMMON STOCK (PREVIOUSLY ESOP) - On December 31, 1991, the Nature's Sunshine Products, Inc., Employee Stock Ownership Plan (ESOP) (a party in interest), was merged with the Plan. The assets transferred to the Plan from the ESOP are reflected as a separate nonparticipant-directed investment fund. The nonparticipant-directed investment fund provides an opportunity for employees to share in the growth and prosperity of the Company. No employee of the Company is permitted to contribute to the nonparticipant-directed investment fund. The Company is the sole contributor. The amount contributed annually is determined by the Board of Directors of the Company. Contributions are allocated to individual participant accounts based on the ratio of their compensation for the year to total compensation for all participants. No contributions were made to this fund during 1997.

     PARTICIPANT-DIRECTED INVESTMENT FUNDS

     Participants elect both the amount of salary deferral contributions and the allocation of the salary deferral contributions among the various participant-directed investment funds available within the Plan. Salary deferral contributions cannot exceed 10 percent of a participant's gross compensation. Participants are 100 percent vested at all times in their salary deferral contributions and related earnings. The Company remits each participant's salary deferral contribution to the Plan on a biweekly basis. Participants may not make voluntary contributions to the Plan other than through salary deferral contributions.

           Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                           NOTES TO FINANCIAL STATEMENTS

                             December 31, 1997 and 1996

NOTE A - DESCRIPTION OF PLAN - CONTINUED

     PARTICIPANT-DIRECTED  INVESTMENT FUNDS - CONTINUED

          The Company may make matching contributions at its discretion which are allocated to participants on a pro rata basis. During 1997 and 1996, the Company matched employee contributions at a rate of 100 percent of such contributions up to a maximum of five percent of the employee's gross compensation.

          The Company may also make additional contributions to the Plan at its discretion.

     VESTING

     Vesting in Company contributions occurs upon (1) completion of four years of service with the Company, (2) attaining the Plan's normal retirement age of 59-1/2, (3) death, or (4) disability.

     PAYMENT OF BENEFITS

     Benefits are normally paid upon retirement, death, disability, or other termination and may be paid in lump sums, rolled over into an IRA or other retirement plan, or transferred in the form of stock certificates. Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

     TERMINATION OF THE PLAN

     The Company may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. If the Plan is suspended or terminated, all participants shall be fully vested in their accounts, including employer contributions and related earnings.

     INVESTMENTS

     Net unrealized appreciation or depreciation caused by fluctuations in the market value of investments is reflected in the Statement of Changes in Net Assets Available for Plan Benefits with Fund Information. Amounts invested earn interest and dividends which in turn are reinvested. Contributions to the nonparticipant-directed investment fund are invested solely in the Company's common stock. Contributions related to the participant-directed investment funds are invested by the trustee as directed by the participants.

     EXPENSES

     The Company paid all administrative expense of the Plan including legal and accounting fees during 1997.

           Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                           NOTES TO FINANCIAL STATEMENTS

                             December 31, 1997 and 1996

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles as applied to employee benefit plans, and in accordance with the Plan agreement.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

     Purchases and sales of securities are recorded on a trade-date basis. Income from interest and dividends is recorded on the accrual basis. Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.


NOTE C - FEDERAL INCOME TAXES

     The Plan is subject to the Employee Retirement Income Security Act of 1974 and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and the Internal Revenue Service has issued a favorable determination letter ruling dated June 17, 1995, that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. Management believes that the Plan is currently designed and operated in accordance with applicable IRC requirements. As a result, the Plan has not provided for federal income taxes.

                               SUPPLEMENTAL INFORMATION

            Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan
                     Employer Identification Number:  87-0327982
                                  Plan Number:  002

              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  December 31, 1997

------------------------------------------------------------------------------------------------------------------
   (a)                (b)                                 (c)                          (d)             (e)
          IDENTITY OF ISSUE, BORROWER,   DESCRIPTION OF INVESTMENT INCLUDING           COST           CURRENT
            LESSOR, OR SIMILAR PARTY      MATURITY DATE, RATE OF INTEREST,                             VALUE
                                          COLLATERAL, PAR OR MATURITY VALUE
------------------------------------------------------------------------------------------------------------------

         Merrill Lynch RP Trust Fund        Money Market Fund                      $ 1,012,746     $ 1,012,746
------------------------------------------------------------------------------------------------------------------
         Fidelity Investments Magellan      Mutual Fund                              2,087,071       2,672,338
         Fund
------------------------------------------------------------------------------------------------------------------
    *    Nature's Sunshine Products,        Corporate Stock                          1,293,951       4,524,429
         Inc. Common Stock
         (participant directed)
------------------------------------------------------------------------------------------------------------------
         Fidelity Advisor Growth            Mutual Fund                              1,720,402       2,282,215
         Opportunities Fund
------------------------------------------------------------------------------------------------------------------
    *    Nature's Sunshine Products,        Corporate Stock                          2,147,360      12,335,791
         Inc. Common Stock
         (nonparticipant directed)
------------------------------------------------------------------------------------------------------------------
         Merrill Lynch Global               Mutual Fund                                141,060         130,304
         Allocation Fund
------------------------------------------------------------------------------------------------------------------
         Mutual Beacon Fund                 Mutual Fund                                376,152         406,213
------------------------------------------------------------------------------------------------------------------
         Wasatch Growth Fund                Mutual Fund                                266,361         278,488
------------------------------------------------------------------------------------------------------------------
         PBHG Fund                          Mutual Fund                                382,116         379,335
------------------------------------------------------------------------------------------------------------------
         Bond Fund of America               Bond Fund                                  666,048         677,170
------------------------------------------------------------------------------------------------------------------

           Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan
                    Employer Identification Number:  87-0327982
                                 Plan Number:  002

                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                            Year ended December 31, 1997

----------------------------------------------------------------------------------------------------------------------------------
       (a)                 (b)               (c)           (d)        (e)          (f)          (g)          (h)           (i)
   IDENTITY OF     DESCRIPTION OF ASSET    PURCHASE      SELLING     LEASE       EXPENSE      COST OF      CURRENT      NET GAIN
      PARTY                                 PRICE         PRICE      RENTAL     INCURRED       ASSET       VALUE OF     OR (LOSS)
    INVOLVED                                                                      WITH                     ASSET ON
                                                                               TRANSACTION               TRANSACTION
                                                                                                            DATE
----------------------------------------------------------------------------------------------------------------------------------
 Nature's          Corporate Stock          $   -      $ 1,137,798   $   -       $   -       $ 945,513      $   -       $ 192,285
 Sunshine
 Products, Inc.
 Common Stock
 (participant
 directed)
----------------------------------------------------------------------------------------------------------------------------------

                                        11